United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale discloses nominees to the Board of Directors for the Annual Meeting of Shareholders to be held on 04/30/2021 Rio de Janeiro, March 10th, 2021 - Vale S.A. (“Vale” or “Company”) informs that the Board of Directors, at a meeting held on this date, approved the disclosure of the list of nominees to the Annual Meeting of Shareholders (“AGM”) to be held on 04/30/2021. Based on a reasoned proposal from the Nomination Committee, the Board of Directors considered it relevant to disclose the list of nominees up to 05 (five) days before the date of disclosure of the Management Proposal and the Absentee Ballot (“BVD”), expected to be filed on 03/15/2021. This early disclosure is also in line with the proposed amendment to the new §10, items I and II, of art. 11 of the Bylaws, to be resolved at the Extraordinary General Meeting of 03/12/2021. Accordingly, the following documents are available to shareholders on the company’s website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission - CVM (www.gov.br/cvm), the B3 SA - Brasil, Bolsa, Balcão (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov): Minutes of the Board of Directors' Meeting, held today, including the Report issued by the Nomination Committee, which is attached to the minutes, available at this link; and A summary with the nominees to the Board of Directors and a letter from the Nomination Committee, available in Exhibit I of this Notice to Shareholders. Finally, Vale informs that other documents pertinent to the AGM’s call are expected to be released to the market on 03/15/2021, according to the Company's corporate events calendar. Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Exhibit I

2021 Board of Directors Nominees www.vale.com

A letter from the Nomination Committee Dear Shareholder, The advances in governance, related to the structure of Vale’s Board of Directors and established based on the recommendations by the Nomination Committee, resolved at the Extraordinary General Meeting on March 12, 2021, provide the opportunity to materially increase independence and deepen technical skills of Vale’s management, favoring the Company’s safe and sustainable performance and serving the best interests of its stakeholders. Created in July 2020 by Vale’s Board of Directors, one of the objectives of the Nomination Committee was to propose candidates for the next election of the aforementioned collegiate body, considering the changes already crystallized in the Vale’s Bylaws, a proposal to be submitted to the resolution of the shareholders at the Annual General Meeting on April 30, 2021. The Nomination Committee’s work was based on active listening to the Company’s shareholders, in Brazil and abroad. In this sense, we present the main criteria that guided the preparation of the list of candidates presented. Skills Matrix With the support of the external consulting firm Boston Consulting Group, the drafting of the skills matrix of the Board of Directors was based on a benchmarking with Brazilian companies, considered references in corporate governance and already internationalized, and also with the main international mining companies, in comparison with the Vale’s current governance practices. In addition, the company’s main risk groups also serve as a basis for determining the competencies to manage them. The elements incorporated in the matrix consider: (i) the set of circumstances that reflect the present and future situation of the Company and its opposable challenges; (ii) key competencies consistently observed in other mining companies; the five operating levers set out in Vale’s strategy; (iv) the specificities and particularities of Vale’s business; (v) the organization of the skills in 3 blocks - administrative, functional and sectorial. In addition to the elements above, the Committee considered the following key principles for building the skills matrix: (i) deriving the strategy and vision for the future of Vale’s business; (ii) preservation of knowledge and history about the company; (iii) emphasis on the current context, with Vale’s current challenges; (iv) focus on competences relevant to Vale with developments over the long term; (v) alignment with market expectations; and (vi) right description of the size and level of updating of each of the competencies. The skills matrix was based on the assessment of the current composition of the Board, with the identification of points of convergence of the current members and gaps, potentially addressed by new members. Chairman and Vice-Chairman of the Board The change in the Nomination Policy of Vale’s Directors, to provide for the need for independence of the Chairman of the collegiate body, would be in line with the expectations of most of the Company’s shareholders and is a position with which the Committee agrees. The Committee considered it very relevant that the Chairman is already a member of the current council and that it maintained the necessary characteristics for the function, as part of the balanced transition process.

The current Chairman, a member of this Committee, expressed his position in the sense that he should not be reappointed, for personal reasons. The Board member Fernando Buso Gomes also noted that, for reasons of a personal nature, he declined a possible appointment to Chairman and made himself available for the position of Vice President. In this sense, the final nomination of the Nomination Committee for Vale’s Chairman, of Mr. José Luciano Penido, current independent member of the Board, reflects the attributes necessary for this position, valuing his long professional history in the sector, extensive knowledge of Vale’s businesses and notable experience in critical issues for Vale, such as risk management, sustainability and institutional relations. Lead Independent Director (LID) The Committee understands that, in view of the shareholding dispersion verified at Vale, and in the event that the Chairman chosen at the Meeting is not independent, the performance of the LID function becomes essential to ensure the independence of the Board and to allow adequate communication between the Company and other shareholders. The new function would allow shareholders to get closer to the Board of Directors, always with the support of the Investor Relations area. If the elected Chairman is independent, the adoption of the LID will be at the discretion of the Board of Directors. Diversity Without neglecting the broad aspects of diversity, which were sought in the proposed composition for the next Board, the Committee placed a special weight on the issue of gender, among other reasons, for reflecting the view of relevant portions of clients, shareholders and employees. The Committee therefore considered that a greater number of women on the Board is highly recommended. Finally, the Committee stresses that, despite not advancing in the diversity of race in preparing the list of candidates for Vale’s next Board, the Committee recognizes the theme and values the initiatives adopted by Vale’s management, and hopes that these initiatives can lead to results in the short term so that, in the formation of future Board, this issue can be adequately addressed. Selection of candidate candidates for the 2021-2023 term The list of candidates for directors, appointed by the Committee, to compose the Board of Directors of Vale, in the 2021 - 2023 term, is composed of 12 members: 8 independent and 4 non-independent, a considerable advance in the matter of independence of this collegiate. The committee considered that the renewal of a certain number of members is desirable: To ensure that the new Board can operate without posing risks to the proper continuity of the company’s business and the various ongoing initiatives related to the accidents in Mariana and Brumadinho; and Considering that the Board has undergone a recent renewal process in the last two general shareholders meeting, with the incorporation of nine new members. In favor of the renewal, the Committee considered the need to increase the number of independent directors and representativeness in view of the significant change in Vale’s corporate structure, which changed from defined control to a dispersed capital company, in addition to the need to address gaps in competences. Taking into account all these aspects and an orderly transition, the Committee concludes that a renewal of 5 members, among the 12 elected by the AGM, would be the correct number to be sought from the list to be presented to the Council for deliberation. Specialized companies such as Spencer Stuart and Russell Reynolds were hired to carry out the process of recruiting new candidates and presented 70 possible candidates for the committee’s consideration.

Final comments We invite shareholders to get to know in depth the assumptions and work plan adopted by the Nomination Committee, as well as their respective conclusions and recommendations, by reading the Final Report issued, available on Vale’s website. In our report, we also made available details of the main competences and experiences of each of the nominee, as well as their correlation with the competences indicated in the matrix. Sincerely, José Maurício Coelho Chairman of the Board of Directors and member of the Nomination Committee Pedro Parente Leader, external and independent member of the Nomination Committee Alexandre Silva External and independent member of the Nomination Committee

Highlights of the Board of Directors Nominees

Name	Age	Director since	Independent	Current Committee O&R	FIN	CPG	SUST	Other public company boards
José Luciano Penido (Chairman)	73	May/19	Yes	✓			✓ 👤	2
Fernando Buso (Vice-Chairman)	64	Apr/15	No		✓ 👤	✓ 👤		-
Clinton Dines[1]	63	New	Yes					2
Eduardo Rodrigues	66	May/19	No	✓ 👤				-
Elaine Dorward-King	63	New	Yes					4
José Maurício Coelho	54	May/19	No			✓		1
Ken Yasuhara[2]	43	New	No		✓			-
Maria Fernanda Teixeira	68	New	Yes					-
Murilo Passos	73	Dec/19	Yes		✓			4
Ollie Oliveira	69	New	Yes					2
Roger Downey	54	Dec/19	Yes	✓				-
Sandra Guerra	65	Oct/17	Yes			✓		1

O&R: Operational Excellence and Risk / FIN: Finance / CPG: People, Compensation and Governance / SUST: Sustainability / 👤 - Coordinator

1 - Mr. Clinton Dines will take office on August 1, 2021.

2 - Mr. Ken Yasuhara is a current alternate member of the Board of Directors.

Note: The 13th member of Vale's Board of Directors is the representative directly appointed by Vale employees.

P. 5

Main skills and experiences The Nomination Committee and specialized international consultancies, have updated the important qualifications and experience that should be represented on the Board as whole, in light of Vale’s business strategy and future needs. Among the elements that were considered in defining the new competence matrix here: The set of circumstances that reflect Vale’s present and future situation and its opposable challenges. Key skills consistently observed in other mining companies. The five levers of action set forth in Vale’s strategy. The specificities and particularities of Vale’s businesses. Derivation of the strategy and the vision for the future of Vale’s businesses. Preservation of the knowledge and history about the company. Emphasis on the current context, with Vale’s current challenges. Focus on skills that are relevant for Vale with long-term developments. Alignment with market expectations. Adequate characterization of the caliber and level of updating of each of the skills. The organization of these qualifications and experiences are linked to our company’s businesses, divided into three blocks, as follows:

Linking the characteristics of the business with the main qualifications and experience represented on the board Administrative SkillsFunctional SkillsSectorial Skills

Named Board Profile

The following pages include a skills and qualifications matrix, highlighting the main areas of experience and competencies that the nominated Board members bring to Vale.

12 members



8 Independent members

4 Non-independent members

9♂ 3♀ | 4 non-Brazilians

Mandate

Average: 1,5 years


5
6
1
<1 year
1-5 years
>5 years

Age

Average: 63 years


17%
8%
17%
58%
<50
51-60
61-70
>70

Main qualifications and experiences

Knowledge on business in Asia
7 out of 12

Operational Management
6 out of 12

Digital Transformation
1 out of 12

Knowledge on business in Asia
6 out of 12

Talents & Cultural Transformation
6 out of 12

Commercial and Trading
6 out of 12

Intitutional Relations
8 out of 12

Business Innovation
6 out of 12

Mining
8 out of 12

Knowledge on Vale
8 out of 12

Sustainability & ESG
7 out of 12

Steel-making industry
4 out of 12

Safety and Risk Management
4 out of 12

Finance
9 out of 12

Global Chain Logistics
3 out of 12

P. 8

Summary of skills and experiences of Directors nominees José Luciano Penido Fernando Buso Clinton Dines Eduardo Rodrigues Elaine Dorward-King José Maurício Coelho Ken Yasuhara Maria Fernanda Teixeira Murilo Passos Ollie Oliveira Roger Downey Sandra Guerra Administrative skills Experience as ceo Knowledge on business in asia Institutional relations Knowledge on Vale Functional skills Safety and risk management Operations management Talents & cultural transformation Business innovation Sustainability & ESG Finance Digital transformation Commercial and trading Sectoral skills Mining Steel industry Global supply chain logistics Solid knowledge/expertiseNotorious knowledge/expertise

Board Nominees’ Biography Below we have included a description of the qualifications and experience of the candidates. It is important to highlight that, in a separate vote, a member and the respective alternate member will be chosen directly by Vale employees. The chosen members do not participate in the shareholders’ electoral process at the Meeting. With the exception of the director nominated by the employees, the other members of the Board will not have alternates.

Education Graduated in Mining Engineering from Escola de Engenharia da Universidade Federal de Minas Gerais (December 1971). Current member of the Board of Directors of Vale S.A. (since 2019) Coordinator of the Sustainability Committee. Member of the Operational Excellence and Risk Committee. Boards of Directors of other publicly-traded companies Past experiences Chairman of the Board of Directors of Fibria Celulose (2009 to 2018). Member of the Board of Directors of Banco Santander Brasil (2017 to 2019). Independent Member of Química Amparo Ypê (2013 to 2019). CEO of VCP - Votorantim Papel José Luciano Duarte Penido Chairman Nominee Experience as a CEO Institutional Relations Knowledge of Vale Risk and Safety Management Talents & Cultural Transformation Sustainability & ESG Mining Steel Industry Independent Member of the Boards of Directors of the companies Algar SA. (since 2016) and Hermes Pardini S.A. (since 2020). Other current experiences Independent Member of the Board of Directors of Copersucar (since 2013). Member of Coalizão Brasil Clima Florestas e Agricultura. Member of the Board of Trustees of the NGO Rede Cidadã. e Celulose (2004 to 2008). CEO of Samarco Mineração (1992 to 2003). Member of the Deliberative Board of Instituto Ethos. Member of the Board of Trustees of FDC - Fundação Dom Cabral. Member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD). Chairman of the Deliberative Board of IBÁ - Indústria Brasileira de Árvores. Other relevant information 33 years of experience in Mining and Steel (iron ore and manganese), in mineral research activities, mining operations and in ore processing, engineering and implementation of industrial mining and pelletizing projects. 15 years of experience in the Planted Forestry, Pulp and Paper Industry. Corporate Governance and Senior Management of companies from different sectors, acting as CEO and Chairman for the past 27 years. Long professional history in Sustainability and ESG, with a leading role in Brazil and internationally, in socio-environmental management of territories, relationship with stakeholders (communities and NGOs), mitigation and adaptation to climate change, especially in relation to Forests and Agriculture.

Education Graduated in Economic Sciences, Faculdades Integradas Bennet (1979). Fernando Jorge Buso Gomes Vice-Chairman Nominee Experience as a CEO Institutional Relations Knowledge of Vale Talents & Cultural Transformation Sustainability & ESG Finance Other relevant information More than 40 years of experience in Complex Financial Strategies Planning, Merger and Acquisition of Companies, Capital Markets, Relationship with Shareholders and Stakeholders, Team Training and Management, Performance of Boards of Directors and Business Strategy, in Brazilian and international companies. Vice-Chairman of the Board of Directors of Vale S.A. (since January 2017) and Director (since April 2015) Coordinator of the Financial Committee (since December 2019). Coordinator of the People, Remuneration and Governance Committee (since May 2019). Other current experiences Bradespar S.A.: Director, CEO and Investor Relations Officer (since April 2015). Past experiences Vale S.A.: Coordinator of the Governance and Sustainability Committee (2015 to 2017) and the Sustainability Committee (2017 to 2019). Member of the Financial (since 2015), Executive Development (2015 to 2017), Strategic (2017) and People (2017 to 2019) Committees. Vice-Chairman Board of Directors of Bradespar S.A. (2014 to 2019). 2B Capital (2014 to 2018): Board Member, Chief Executive Officer and Officer. Chariman of Antares Holdings Ltda., holding company (2015 to 2017). President of Brumado Holdings Ltda. (April 2015 - April 2017). Member of the Board of Directors: CPFL Renováveis, Sete Brasil, BR Towers, Grupo SMR, Brennad Cimentos. Member of the Investment Committee of the Probes Participação Investment Fund (2011 to 2015). Grupo Bradesco: Head of Private Equity, Bradesco BBI Officer, Investment Banking, Departmental Officer. Capital Market Officer of Banco BBV. Chase Manhattan Bank: Corporate Finance, Merchant Banking and Capital Markets, among others (1978 to 1997).

Education B.A., Asian Studies, Economics and China - Griffith University. Course in International Management – INSEAD (1996). Clinton Dines Knowledge of Business in Asia Finance Commercial and Trading Mining Other relevant information More than 40 years of experience in the Mining, Steel and Metallurgy sectors, living and working in China since 1979. Career developed mainly at BHP in China, where he served for more than 21 years, retiring in 2009 as President of BHP Billiton China. Since ending his executive career, Clinton has dedicated fimself as a Board member, Consultant, Advisor, with extensive experience in governance. Boards of Directors of other publicly-traded companies Advisor to Fonterra Cooperative Group Limited, Auckland (since November 2015). Advisor to Zanaga Iron Ore Company, London and Republic of Congo (since October 2010). Past experiences BHP Billiton China (1988 to 2009): Chief Executive Officer. VP-Business Development. Chief Representative. Executive Chairman of Caledonia Asia – Equities Fund Management, Shanghai & Sydney (2010 to 2013). Board Member of North Queensland Airports Australia (2015 to 2019). Board Member of Aurecon Group (2014 to 2017). Board member of KAZ Minerals plc, – (2009 to 2015). Principal of Moreton Bay Partners, – Management Advisory (2015 to 2018). Strategy Advisor of GE Mining Equipment China (2013 to 2014). Member of Pacific Aluminium Advisory Board,– Rio Tinto (2013 to 2013). Strategy Advisor of Burson-Marsteller China (2010 to 2012). Member of the China Advisory Board of IMI plc (2005 to 2009). Member of the China Advisory Board of CRH plc (2010 to 2014). Member of the China Advisory Board of Outukumpu Oyj - Stainless Steel (2013 to 2014). If elected, Mr. Clinton Dines will take office on August 1, 2021.

Education PhD, Chemistry, Colorado State University, CO, USA (1984). B.Sc., Chemistry, Maryville College, TN, USA (1979). Elaine Dorward-King Boards of Directors of other publicly-traded companies Member of the Board of Directors Novagold Resources (since 2020). Member of the Board of Directors of Sibanye Stillwater (since 2020). Independent board member to Great Lakes Dredge & Dock Corporation (since 2020). Member of the Board of Directors of Kenmare Resources (since 2019). Experience as a CEO Knowledge of Business in Asia Risk and Safety Management Operations Management Talents & Cultural Transformation Business Innovation Sustainability & ESG Finance Commercial and Trading Mining Other relevant information 28 years of experience in Mining, in international positions, working on Safety and Sustainability issues. Notorious experience in ESG, Risk & Safety and Operations Management. She has twice received the “100 Most Inspirational Women in Mining” award. Past experiences Newmont Corporation: Environmental, Social and Governance Strategy Executive Vice President (2019 to 2020). Sustainability and External Relations Executive Vice President (2013 to 2019). Rio Tinto: Managing Director - Richards Bay Minerals, South Africa (2011 to 2013). Global Head Health, Safety & Environment, United Kingdom (2002 to 2010). Global Executive Environment, Health & Safety, USA (2000 to 2002). Principal Environmental Adviser, UK (1998 to 2000). Environmental Affairs Director Kenncott Utah Copper Corporation (1995 to 1997). Environmental Science Director Kennecott Corporation (1992 to 1995). Ecological Risk Assessment Manager, Ebasco (1991 to 1992). Monsanto: Senior Registration Specialist, Environmental and Public Affairs (1989 to 1990). Research Specialist (1986 to 1988). Senior Research Chemist (1984 to 1986). Board Member of Richards Bay Minerals (2010 to 2013). Science Advisory Board of The Institute of Environmental & Human Health, Texas Tech University (2000 to 2012). 2012 - 2013 Deputy Chair of Trade & Investment KwaZulu-Natal (2012 to 2013). Board Member of Rossing Uranium (2007-2010). Executive Committee, Board of Scientific Counselors, US EPA Office of Research & Development (2000 to 2004). Board Member of the Society of Environmental Toxicology and Chemistry (1995-2000).

Education Graduated in Civil Engineering, PUC-Rio (1978). Postgraduate in Transport Planning, University of Westminster (2000). Eduardo de Oliveira Rodrigues Filho Member of the Board of Directors of Vale S.A. (since May 2019) Coordinator of Vale’s Operational Excellence and Risk Committee. Other current experiences Managing Partner of CWH Consultoria Empresarial (since 2008). Past experiences Vale S.A.: Deputy member of the Board of Directors (2008 to 2018). Member of the Financial and Sustainability Committees. Commercial Officer of Rio Tinto Brasil (1994 to 2007). Commercial Manager - MBR - Minerações Brasileiras Reunidas S.A. (1985 to 1994). Knowledge of Business in Asia Institutional Relations Knowledge of Vale Commercial and Trading Mining Steel Industry Global Supply Chain Logistics Other relevant information 33 years of experience in mining, with national and international experience in strategy, negotiation and logistics, mainly in the area of iron ore and also in nickel. Ability to manage conflicts, good understanding of finance, corporate governance, institutional relations and communication.

Education Specialization in Governance (2004, FGV RJ); MBA in Finance and Capital Markets (1999, FGV-RJ). Graduation in Accounting Sciences (1990, UNIGRANRIO). José Maurício Pereira Coelho Experience as a CEO Institutional Relations Knowledge of Vale Sustainability & ESG Finance Other relevant information Experience and technical knowledge in Corporate Finance and Investor Relations. Notorious experience in Governance, Strategic Planning and Mergers & Acquisitions. Chairman of Previ, implementing actions focused on improving the management and promotion of the practices of the Previ Code of Corporate Governance. Extensive experience in the boards of directors of companies listed in the Novo Mercado of B3. Was a member of the boards of directors of four B3-listed companies. Chairman of the Board of Directors of Vale S.A. (since May 2019) Member of the People, Governance and Remuneration Committee (since May 2019). Boards of Directors of other publicly-traded companies Member of the Board and Audit and Risk Committee. Other current experiences Chairman of Previ - Banco do Brasil Employees’ Pension Fund (since July 2018). Chairman of the Deliberative Council of Abrapp (since September 2018). Past experiences CEO of BB Seguridade Participações S.A. (2017 to 2018). Banco do Brasil S.A.: Chief Financial Officer and Investor Relations Officer (2015 a 2017). Chief Financial Officer (2012-2015). Capital Markets Officer (2009 to 2012). Executive Manager Gestão Seguridade (2007 to 2009). Cielo S.A – Board of Directors. IRB Brasil RE - Board of Directors. BB Mapfre SH1 Participações S.A. - Board of Directors. Mapfre BB SH2 Participações S.A.-Board of Directors. CNSeg - Board of Directors. Fenaseg - Board of Directors. BB AG-BB Aktiengesellschaft Viena - Board of Directors. BB Securities LLC (New York) - Board of Directors. BB Securities Asia Pte. Ltda. (Singapura) - Board of Directors. BB Securities Limited (London) - Board of Directors. Cosern – Cia Energética do RN - Board of Directors. Celpe – Cia Energética de Pernambuco - Board of Directors. Coelba – Cia de Eletricidade da Bahia - Board of Directors.

Education Degree in Policy Management, Keio University, Japan (2001). Ken Yasuhara Knowledge of Business in Asia Knowledge of Vale Risk and Safety Management Management of Operations Commercial and Trading Steel Industry Other relevant information More than 20 years of experience in the Mining sector, developed in two of japan's largest multinational conglomerates: Sumitomo and Mitsui. Strong experience in the areas of Mining Operations and Investments, as well as knowledge in Global Commodity Trading (iron ore, iron-alloy, etc.), Finance and Accounting. Deputy Member of the Board of Directors of Vale S.A. (since 2020) Other current experiences Officer, General Manager, Mineral and Metals Resources Unit at Mitsui & Co. Brazil (since 2019). Past experiences Mitsui & Co.: • Officer, Deputy General Manager, Mineral Resources and Metals Unit, Brazil (2018 to 2019). • Manager, Iron Ore Division, Tokyo, Japan (2015 to 2018). Sumitomo Corp: • Manager, Raw Material Division for Steel Production, Tokyo, Japan (2014 to 2015). • Officer, Mineral Resources, Energy and Steel Unit of Sumitomo Brasil S.A. (2013 to 2014). • Officer, Mineral Resources, Energy and Steel Division of Sumitomo Brasil S.A. (2010 to 2013). • Manager, Raw Material Division for Steel Production, Tokyo, Japan (2008 to 2010). • Trainee, Raw Material Division for Steel Production, South Africa (2006 to 2008). • Petroleum Coke Team, Carbon Division, Tokyo, Japan (2001 to 2006). Alumina do Norte Do Brasil S.A. (2018 to 2019): • Deputy Board Member. • Finance Committee Member. • Technical Committee Member.

Education Graduated in Business Administration from Universidade Metodista de São Paulo (1982). Post-Graduation in Marketing and Finance from Fundação Getúlio Vargas (1988). Current Experience CEO da Integrow Beyond Numbers (desde 2016). Past experiences First Data Brasil: Senior Vice President (2013 to 2015). Chairman, Brazil and COO for Latam (2009 to 2013). Chairman, Latam of ICT Group (2006 to 2009). Maria Fernanda Teixeira Experience as a CEO Talents & Cultural Transformation Sustainability & ESG Finance Digital Transformation Other relevant information Executive with extensive experience in the technology area having worked in senior positions in top companies such as GM, EDS and First Data. Notorious experience in Sustainability & ESG, Finance and Digital Transformation. Electronic Data Systems: • Sales and Operations VP, Latam (2003 to 2005). • Sales Executive, Latam (2001 to 2002). • Chief Negotiator for GM Latam, Africa and Middle East (2000-2000). • COO, Brazil (1998 to 1999). IT Director of General Motors do Brasil (1974 to 1985). Member of Simpar’s Audit Committee. Member of the Audit Committee of Grupo Vamos. Chairman of Pérola SA (Fertilizers). Member of the Visor Advisory Board (Fintech) Board Member of The Dialogue for Americas. Chairman of the Diversity & Inclusion Committee of AmCham. Founder of Grupo Mulheres Executivas de São Paulo. Diversity and Development Council of the World Bank.

Education Graduated in Chemical Engineering from Universidade Federal do Rio de Janeiro (1971). Murilo Cesar Lemos dos Santos Passos Experience as a CEO Institutional Relations Knowledge of Vale Talents & Cultural Transformation Commercial and Trading Mining Other relevant information Executive with more than 40 years of experience in the Mining, Pulp, Energy and Logistics industries. Notorious experience as CEO and as a board member, in the leadership of some of the main Brazilian companies. Member of the Board of Directors of Vale S.A. (since December 2019) Member of the Financial Committee (since December 2019). Boards of Directors of other publicly-traded companies Chairman of the Board of Directors of São Martinho S.A., Odontoprev S.A. and Tegma Gestão e Logística S.A. Member of Suzano’s Board of Directors. Past experiences Managing Officer of Bahia Sul Celulose S.A. and Nipo-Brasileira S.A. – Cenibras Florestas do Rio Doce S.A. Vale S.A.: Environment, Metallurgy and Forest Products Areas (1970 to 1990). Member of the Boards: Florestas Rio Doce S.A. Alunorte - Alumina do Norte do Brasil S.A. Aluvale - Vale do Rio Doce Alumínio S.A. Itabira Internacional Co. Ltda. Bahia Sul Celulose S.A. Mineração Rio do Norte S.A. Rio Capim Química S.A. Usiminas S.A. Companhia Siderúrgica de Tubarão.

Education Degree in Accounting and Business Economics (1973). Postgraduate in Accounting and Tax (1975), University of Natal-Durban, South Africa. Ollie Oliveira Knowledge of Business in Asia Institutional Relations Business Innovation Sustainability & ESG Finance Mining Other relevant information More than 35 years of executive experience in corporate finance and strategy, mainly in the mining sector, in companies such as Anglo American and De Beers, including experience in Brazil. Recognized independent advisor, having worked in several international boards of the industrial world. Notorious experience in Institutional Relations, Finance and Mining. Boards of Directors of other publicly-traded companies Senior Independent Advisor to Polymetal International PLC. Senior Independent Advisor Antofagasta Minerals PLC: Head dos Comitês de Projetos e Auditoria. Membro do Comitê de Nomeações. Past experiences Independent Advisor of BlackRock World Mining Trust PLC. Managing Partner of Greengrove Capital LLP. Board Member of Ferrous Resources do Brasil, Dominion Diamond Mines and Graff Diamonds. Executive Officer of Strategy and Business Development at DeBeers S.A. (1997 to 2008). DeBeers Centenary AG and DeBeers Consolidated Mines Ltd. (1997 to 2001): Head of Corporate Finance. Executive Committee Member. Anglo American Corporation of South Africa Ltd. (1989 to 1997): Financial Manager. Corporate and International Finance. Chief Financial Officer of Press Corporation (1980 to 1989). Senior Consultant at Touche Ross (1974 to 1980).

Education Graduated in Business Administration, Australian National Business School (2003). Master’s degree in Business Administration, University of Western Australia (2003). Roger Allan Downey Experience as a CEO Knowledge of Business in Asia Institutional Relations Knowledge of Vale Operations Management Business Innovation Finance Commercial and Trading Mining Steel Industry Global Supply Chain Logistics Member of the Board of Directors of Vale S.A. (since December 2019) Member of the Operational Excellence and Risk Committee (since May 2020). Other current experiences Member of the Board of Directors Fertimar Mineração e Navegação S.A. - PrimaSea (since October 2018). Past experiences Ceo of Fertimar Mineração e Navegação S.A. - PrimaSea (2019 to 2020). Vale S.A.: Executive Officer, Fertilizers, Coal and Strategy (2012 to 2017). Chairman of Vale Fertilizantes S.A. (2012 to 2017). Strategic Marketing Manager (2002 to 2005). President of MMX Mineração e Metálicos S.A. Officer of Mining & Steel Analysis at Credit Suisse Bank. Marketing Manager at Rio Tinto in Australia and Brazil. Market Coordinator of Minerações Brasileiras Reunidas S.A - MBR (1991 to 1996). Other relevant information Executive with more than 35 years of experience, in leadership positions in the Mining, Fertilizer and Financial industries, in Brazil and abroad. Notorious experience in Investor Relations, Mergers and Acquisitions, Marketing and Sales.

Education She graduated in Social Communication - Journalism from Universidade Paulista in 1977. Masters Degree in Business Administration from Universidade de São Paulo - USP, concluded in 2009. Sandra Guerra Institutional Relations Knowledge of Vale Talents & Cultural Transformation Business Innovation Sustainability & ESG Other relevant information Specialist in Corporate Governance Management Advisor certified by IBGC Career developed as executive, board member, chairman of the board of directors and consultant. Participation in strategic planning processes and organizational restructuring. Independent Member of the Board of Directors of Vale S.A. (since October 2017) Member of the People, Remuneration and Governance Committee (since May 2019). Other current experiences Board Member and Lead Independent Director of Granbio Investimentos S.A. (since August 2020). Founding Partner Better Governance Consulting Services S.S. Ltda. (since 2005). Mediator accredited to CEDR - Centre for Effective Dispute Resolution, London. Past experiences Member of the Governance, Compliance and Risk Committee (2017 to 2019) of Vale S.A. Member of the Board of Directors of Vix Logística S.A. (2015 to 2018). Member Board of Directors Global Reporting Initiative - GRI (2017 to 2019). Member Board of Directors Companhia Paranaense de Energia - Copel S.A. (2016 to 2017). Chairman of the Board of Directors of the Brazilian Institute of Corporate Governance - IBGC (2012 to 2016). In 2000, she was part of the group that brought to Brazil the first Latin American initiative of joint effort of OECD-Organization for Economic Cooperation and Development, World Bank and IFC - International Finance Corporation, to start a dialogue on Corporate Governance policy in the region. Coordinated the reference group of 14 companies in Latin America, created by the OECD and IFC (2005-2012). Participation in the creation of the first Code of Good Practices in 1999, and in its revision in 2001, 2009 and 2015.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 10, 2021		Head of Investor Relations